Exhibit (a)(5)(iv) – Press Release

Federated Premier Intermediate Municipal Income Fund Announces Tender Offer Expiration

(PITTSBURGH, Pa., Aug. 14, 2017) — Federated Premier Intermediate Municipal Income Fund (NYSE: FPT) announced today that its tender offer for 1,396,465 of its issued and outstanding common shares, representing approximately 20 percent of its outstanding common shares, expired at 5 p.m. Eastern on Aug. 11, 2017 and was oversubscribed.  Due to the fact that the number of shares tendered exceeded the number of shares the fund offered to purchase, the fund will purchase the maximum percentage of outstanding shares it previously announced on a pro-rata basis in accordance with the number of shares duly tendered by tendering stockholders and the terms of the Offer to Purchase (with appropriate adjustment to avoid purchase of fractional common shares).

Based upon preliminary information, 2,563,029.363426 shares were tendered, including shares tendered pursuant to notices of guaranteed delivery. The actual number of shares to be purchased is anticipated to be announced after the expiration of the period for delivering shares tendered by guaranteed delivery. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on Aug. 11, 2017, which is equal to $14.13 per share.

Federated Investors, Inc. (NYSE: FII) is one of the largest investment managers in the United States, managing $360.4 billion in assets as of June 30, 2017. With 122 funds, as well as a variety of separately managed account options, Federated provides comprehensive investment management worldwide to more than 8,500 institutions and intermediaries including corporations, government entities, insurance companies, foundations and endowments, banks and broker/dealers. For more information, visit FederatedInvestors.com.

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Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to: market developments; legal and regulatory developments; and other additional risks and uncertainties. As a result, none of the investment advisor, the fund or any other person assumes responsibility for the accuracy and completeness of such statements in the future.

MEDIA:	MEDIA:	ANALYSTS:
Ed Costello 412-288-7538	Meghan McAndrew 412-288-8103	Ray Hanley 412-288-1920